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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                             CAVCO INDUSTRIES, INC.
                                (Name of Issuer)

                          $0.05 Par Value Common Stock
                         (Title of Class of Securities)

                                   149 567 109
                                 (CUSIP Number)


William M. Hardin, Esq., 2929 North Central Avenue, Phoenix, AZ 85012 (602) 640-9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP NO.   149 567 109                     PAGE     2      OF     13     PAGES
          ----------------                       ----------    ----------
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Janal Limited Partnership               86-0756257
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  X
                                                                       (b) / /
           (See Item 6.)
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
           N/A
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Arizona
-------------------------------------------------------------------------------

         NUMBER OF             7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY         -----------------------------------------------------
           EACH                8      SHARED VOTING POWER
         REPORTING
          PERSON                      1,830,729    (See Item 6.)
           WITH           -----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      0
                          -----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      1,650,000    (See Item 6.)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,830,729
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

           N/A
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.12%
-------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   149 567 109                     PAGE     3      OF     13     PAGES
          ----------------                       ----------    ----------
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                            Al R. Ghelfi: ###-##-####
           Alfred and Janet Ghelfi Trust    Janet M. Ghelfi: ###-##-####
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  X
                                                                       (b) / /
           (See Item 6.)
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
           N/A
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Arizona
-------------------------------------------------------------------------------

         NUMBER OF             7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY         -----------------------------------------------------
           EACH                8      SHARED VOTING POWER
         REPORTING
          PERSON                      1,830,729    (See Item 6.)
           WITH           -----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      0
                          -----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      1,650,000    (See Item 6.)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,830,729
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

           N/A
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.12%
-------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   149 567 109                     PAGE     4      OF     13     PAGES
          ----------------                       ----------    ----------
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The 1994 Alsons Trust               86-6225284
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  X
                                                                       (b) / /
           (See Item 6.)
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              / /
           N/A
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Arizona
-------------------------------------------------------------------------------

         NUMBER OF             7      SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   0
         OWNED BY         -----------------------------------------------------
           EACH                8      SHARED VOTING POWER
         REPORTING
          PERSON                      1,830,729    (See Item 6.)
           WITH           -----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      0
                          -----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      1,650,000    (See Item 6.)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,830,729
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          / /

           N/A
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           54.12%
-------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

         This Amendment No. 2 amends and restates the statements on Schedule 13D of (i) Janal Limited Partnership ("Janal"), (ii) Alfred and Janet Ghelfi Trust (the "Ghelfi Trust"), and (iii) The 1994 Alsons Trust (the "Alsons Trust"), each dated June 29, 1994, and each as amended by Amendment No. 1 thereto dated December 12, 1994. This Amendment No. 2 is filed in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated as of December 4, 1996 (the "Merger Agreement") by and among the Issuer, Centex Real Estate Corporation ("CREC"), MFH Holding Company, a Nevada corporation (the "Holding Company"), MFH Acquisition Company, an Arizona corporation and wholly-owned subsidiary of the Holding Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al R. Ghelfi, Janet M. Ghelfi and Janal (the "Shareholder Parties"), and the agreements, documents and instruments contemplated thereby and more particularly described in Item 6 below.

Item 1.           Security and Issuer

                  This statement relates to the common stock, $0.05 par value, ("Cavco Common Stock") of Cavco Industries, Inc. ("Cavco" or the "Issuer").

                  Principal executive offices of the Issuer are:

                           Cavco Industries, Inc.
                           1001 North Central Avenue, Eighth Floor
                           Phoenix, Arizona  85004


Item 2:           Identity and Background

                  Janal Limited Partnership,
                  an Arizona limited partnership
                  5655 North Camelback Canyon Drive, Phoenix, Arizona 85018 (See Item 6.)

                  Alfred and Janet Ghelfi Trust,
                  a trust created in Arizona on August 24, 1989
                  5655 North Camelback Canyon Drive, Phoenix, Arizona 85018 (See Item 6.)

                  The 1994 Alsons Trust
                  a trust created in Arizona on February 9, 1994
                  5655 North Camelback Canyon Drive, Phoenix, Arizona 85018 (See Item 6.)

         a) Al R. Ghelfi and Janet M. Ghelfi, Trustees of the Ghelfi Trust and the Alsons Trust

         b)       5655 North Camelback Canyon Drive, Phoenix, Arizona 85018

         c) Al R. Ghelfi is Chairman of the Board and a Director of the Issuer.

         d) During the last five years, neither Janal nor its general partners, the Ghelfi Trust and the Alsons Trust, nor their trustees, Al R. Ghelfi and Janet M. Ghelfi, have been convicted in a criminal proceeding.

         e) During the last five years, neither Janal nor its general partners, the Ghelfi Trust and the Alsons Trust, nor their trustees, Al R. Ghelfi and Janet M. Ghelfi, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f)       Arizona


Item 3:           Source and Amount of Funds or Other Consideration

                  (See Item 6.)


Item 4:           Purpose of Transaction

                  See Item 6 for a description of the purposes of the Merger Agreement and the Voting Agreement and the agreements, documents and instruments contemplated thereby. The following descriptions of plans and proposals contemplated by the foregoing agreements are qualified in their entirety by reference to Item 6 and to the Exhibits incorporated herein by reference as set forth in Item 6.

                  (a) If the transactions contemplated by the Merger Agreement are consummated, the Holding Company will acquire all of the issued and outstanding stock of Cavco. CREC will hold approximately 78% of the common stock of the Holding Company and the Shareholder Parties will hold the remaining approximately 22% of such common stock. In the event that the Merger Agreement is terminated for certain reasons, the Shareholder Parties have agreed, pursuant to the Stock Purchase Agreement described in Item 6, to sell to CREC, and CREC has agreed to purchase, an aggregate of 1,047,288 shares of Cavco common stock (which represents approximately 31% of the total shares presently outstanding). See Item 6. As more particularly described in Item 6, (i) CREC, the Holding Company and the Shareholder

                           Parties have agreed to enter into the Holding Company Shareholders' Agreement in the event that the transactions contemplated by the Merger Agreement are consummated and (ii) CREC and the Shareholder Parties have agreed to enter into the Cavco Shareholders' Agreement in the event that the Merger Agreement is terminated for certain reasons and the transactions contemplated by the Stock Purchase Agreement are consummated. The Holding Company Shareholders' Agreement and the Cavco Shareholders' Agreement each provide for certain put and call options whereby CREC may acquire all of the Shareholder Parties' interest in the Holding Company or Cavco, as the case may be, on the terms and conditions set forth therein.

                  (b) See Item 6 for a description of the merger contemplated by the Merger Agreement.

                  (c) If the transactions contemplated by the Merger Agreement are consummated, the Shareholder Parties will have certain rights of first negotiation and rights of first refusal with respect to the sale or transfer of certain assets of Cavco and its Subsidiaries pursuant to the Holding Company Shareholders' Agreement described in Item 6.

                  (d) If the transactions contemplated by the Merger Agreement are consummated, CREC, the Holding Company and the Shareholder Parties have agreed to enter into the Holding Company Shareholders' Agreement described in Item 6, which provides for certain rights of the Shareholder Parties and CREC to designate directors of the Holding Company and for super-majority board approval requirements for certain significant actions and transactions. In the event that the Merger Agreement is terminated for certain reasons and the transactions contemplated by the Stock Purchase Agreement are consummated, the Shareholder Parties and CREC have agreed to enter into the Cavco Shareholders' Agreement described in Item 6, which provides for certain rights of the Shareholder Parties and CREC with respect to the election of directors of Cavco and super-majority board approval requirements for significant actions and transactions.

                  (e) See Item 6 for a description of the changes in capitalization of the Issuer contemplated by the Merger Agreement and the transactions contemplated thereby. Each of the Holding Company Shareholders' Agreement and the Cavco Shareholders' Agreement described in Item 6 includes provisions requiring the Holding Company or Cavco, as the case may be, to pay dividends to its shareholders in certain circumstances.

                  (f)      See Item 6.

                  (g)      See Item 6.

                  (h) Consummation of the transactions contemplated by the Merger Agreement would cause the common stock of the Issuer to cease to be authorized to be quoted on The NASDAQ Stock Market.

                  (i) Consummation of the transactions contemplated by the Merger Agreement would cause the common stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                  (j)      See Item 6.


Item 5:           Interest in Securities of the Issuer

         a) Janal is the record and beneficial owner of 1,650,000 shares, or 48.8%, of the outstanding Cavco Common Stock. The Ghelfi Trust and the Alsons Trust are the general partners of Janal and as such, have the power and authority to direct the business of Janal. Accordingly, Janal, the Ghelfi Trust and the Alsons Trust share in the beneficial ownership of such shares. On December 4, 1996, in connection with the transactions contemplated by the Merger Agreement, Janal entered into the Voting Agreement with CREC, Al R. Ghelfi and Janet M. Ghelfi, the terms of which are described in Item 6. Pursuant to Rule 13d-5(b)(1), the Voting Agreement caused Janal, the Ghelfi Trust and the Alsons Trust to also acquire beneficial ownership of the 180,729 shares, or 5.32%, of the outstanding Cavco Common Stock held by Al R. Ghelfi and Janet
                  M. Ghelfi.

         b) Neither Janal, the Ghelfi Trust nor the Alsons Trust have sole power to vote, direct the vote, dispose or direct the disposition of, any of the shares. Janal and its general partners, the Ghelfi Trust and the Alsons Trust, and their trustees, Al R. Ghelfi and Janet M. Ghelfi, share in the power to vote and dispose of such 1,650,000 shares. Such 1,650,000 shares are further subject to the Voting Agreement. Neither Janal, the Ghelfi Trust nor the Alsons Trust have or share any power to vote or dispose of the 180,729 shares held by Al R. Ghelfi and Janet M. Ghelfi, except for their mutual agreement under the Voting Agreement to vote their shares as provided therein.

         c) For the past 60 days, neither Janal nor its general partners, the Ghelfi Trust and the Alsons Trust, nor their trustees, Al
                  R. Ghelfi and Janet M. Ghelfi, have engaged in any transactions in Cavco Common Stock other than as disclosed in
                  Item 6.

         d)       See Item 6.

         e)       Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Al R. Ghelfi is the Chairman of the Board and a Director of the Issuer. As of June 29, 1994, Al R. Ghelfi and his spouse, Janet M. Ghelfi (as community property) owned 1,830,729* shares, or 54.12%, of the outstanding Cavco Common Stock. On June 29, 1994, they transferred 1,650,000 of these shares to Janal for estate planning purposes. The general partners of Janal are trusts of which Al R. Ghelfi and Janet M. Ghelfi are the sole trustees.

                  * The actual number of shares as of June 29, 1994 was 1,220,486, which has been adjusted to reflect a 3 for 2 stock split on December 8, 1994.

                  On December 4, 1996, the Issuer entered into the Merger Agreement. The Merger Agreement is subject to certain conditions, including the approval of the shareholders of the Issuer. If the transactions contemplated by the Merger Agreement are consummated, the Merger Subsidiary will merge with and into the Issuer (the "Merger"), the Shareholder Parties will contribute 783,441 shares of Cavco Common Stock to the Holding Company in exchange for Holding Company shares, and all other shares of Cavco Common Stock (other than shares held by dissenting shareholders, if any, who exercise dissenters' rights pursuant to Arizona law) will be converted into the right to receive $26.75 per share in cash (the "Merger Consideration"). In exchange for Holding Company shares, CREC will contribute cash to the Holding Company in an amount sufficient to pay the Merger Consideration and any amounts payable to dissenting shareholders. Each Merger Subsidiary share that is outstanding will be converted into the right to receive one share of common stock in the Issuer, as the surviving corporation, and the corporate existence of the Merger Subsidiary will cease.

                  Upon consummation of the transactions contemplated by the Merger Agreement, the Issuer, as the surviving corporation, will be a wholly owned subsidiary of the Holding Company. CREC will hold approximately 78% of the common stock of the Holding Company, and the Shareholder Parties will hold the remaining approximately 22% of such common stock. CREC, the Holding Company and the Shareholder Parties have agreed to enter into a Shareholders' Agreement upon consummation of the Merger, pursuant to which all of their shares will be subject to certain transfer restrictions, and the shares held by the Shareholder Parties will be subject to certain put options (beginning in 2000) and certain call options (beginning in 2002) whereby CREC may acquire all of the Shareholder Parties' interest in the Holding Company on the terms and conditions set forth therein (the "Holding Company Shareholders' Agreement"). The Holding Company Shareholders' Agreement also provides for certain rights of the Shareholder Parties and CREC to designate directors, super-majority board approval requirements for significant actions and transactions and agreements relating to the payment of dividends. The descriptions set forth in this Schedule 13D of the transactions contemplated by the Merger Agreement and the proposed Holding Company Shareholders' Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit B, and the Holding Company Shareholders'

                  Agreement, the form of which is attached as Exhibit D to the Merger Agreement, each of which is incorporated herein by this reference.

                  Consummation of the transactions set forth in the Merger Agreement is conditioned, among other things, upon the Merger Agreement being approved and adopted by the holders of a majority of the shares of outstanding Cavco Common Stock. On December 4, 1996, the Shareholder Parties entered into the Voting Agreement with CREC, whereby the Shareholder Parties agreed to vote all 1,830,729 shares of Cavco Common Stock owned by them (representing approximately 54% of the total shares presently outstanding) in favor of the Merger Agreement and against any inconsistent transactions. In addition, the Shareholder Parties have agreed to restrict their ability to sell or transfer any such shares or to grant any proxies or to enter into any other voting arrangements with respect to such shares. The descriptions set forth in this Schedule 13D of the terms of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit C and incorporated herein by this reference.

                  Also on December 4, 1996, the Shareholder Parties entered into a Stock Purchase Agreement with CREC, whereby the parties have agreed that in the event the Merger Agreement is terminated for certain reasons, the Shareholder Parties will sell to CREC, and CREC will purchase from the Shareholder Parties, an aggregate of 1,047,288 shares of Cavco Common Stock (representing approximately 31% of the total shares presently outstanding). If the transactions contemplated by the Stock Purchase Agreement are consummated, the Shareholder Parties and CREC have agreed to enter into a Shareholders' Agreement with regard to their shares of Cavco Common Stock (the "Cavco Shareholders' Agreement") and to use their best efforts to cause the Company to become a party thereto. The Cavco Shareholders' Agreement provides for certain transfer restrictions on the Cavco Common Stock held by CREC and the Shareholder Parties and provides that such shares will be subject to certain put options (beginning in 2000) and certain call options (beginning in 2002) whereby CREC may acquire all of the Shareholder Parties' Cavco Common Stock on the terms and conditions set forth therein. The Cavco Shareholders' Agreement also provides certain agreements among the Shareholder Parties and CREC with respect to the election of directors, super-majority board approval requirements for significant actions and transactions and agreements relating to the payment of dividends. The descriptions set forth in this Schedule 13D of the terms of the Stock Purchase Agreement and the proposed Cavco Shareholders' Agreement are qualified in their entirety by reference to the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit D, and the Cavco Shareholders' Agreement, the form of which is attached as Exhibit B to the Stock Purchase Agreement, each of which is incorporated herein by this reference.

                  The shares beneficially owned by Janal, the Ghelfi Trust and the Alsons Trust include 180,729 shares owned by Al R. and Janet M. Ghelfi which, along with the 1,650,000 shares owned by Janal, are the subject of a statement on Schedule 13G dated June 27, 1994, and as amended by Amendments No. 1 and No. 2, each dated June 27, 1994 and by Amendment No. 3 dated February 2, 1995.

                  Janal, the Ghelfi Trust and the Alsons Trust hereby expressly disclaim membership in a group within the meaning of Rule 13d1-(f) that includes CREC or its affiliates and expressly disclaim beneficial ownership of any shares of Cavco Common Stock that CREC or its affiliates may be deemed to beneficially own.


Item 7:           Material to Be Filed as Exhibits

                  Exhibit A Group Letter Agreement dated as of December 11, 1996, between Janal Limited Partnership, an Arizona limited partnership, Al R. Ghelfi and Janet M. Ghelfi as trustees of The 1994 Alsons Trust, and Al R. Ghelfi and Janet M. Ghelfi as trustees of the Alfred and Janet Ghelfi Trust.

                  Exhibit B Agreement and Plan of Merger dated as of December 4, 1996, among Centex Real Estate Corporation, a Nevada corporation, MFH Holding Company, a Nevada corporation, MFH Acquisition Company, an Arizona corporation, Cavco Industries, Inc., an Arizona corporation, Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership, an Arizona limited partnership.

                  Exhibit C Voting Agreement dated as of December 4, 1996, between Centex Real Estate Corporation, a Nevada corporation, and Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership, an Arizona limited partnership.

                  Exhibit D Stock Purchase Agreement dated as of December 4, 1996, between Centex Real Estate Corporation, a Nevada corporation, and Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership, an Arizona limited partnership.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 1996

                                  JANAL LIMITED PARTNERSHIP,
                                  an Arizona limited partnership


                                  By:      THE 1994 ALSONS TRUST, created
                                           February 9, 1994, general partner


                                           By: /s/ Janet M. Ghelfi
                                               --------------------------------
                                               Janet M. Ghelfi, Independent
                                               Trustee


                                           By: /s/ Al R. Ghelfi
                                               --------------------------------
                                               Al R. Ghelfi, Family Trustee


                                  By:      ALFRED AND JANET GHELFI
                                           TRUST, created August 24, 1989,
                                           general partner


                                           By: /s/ Al R. Ghelfi
                                               --------------------------------
                                                 Al R. Ghelfi, Trustee


                                           By: /s/ Janet M. Ghelfi
                                               --------------------------------
                                                 Janet M. Ghelfi, Trustee

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 1996

                                          ALFRED AND JANET GHELFI TRUST,
                                          created August 24, 1989, general
                                          partner


                                          By:/s/ Al R. Ghelfi
                                             --------------------------------
                                                Al R. Ghelfi, Trustee


                                          By:/s/ Janet M. Ghelfi
                                             --------------------------------
                                                Janet M. Ghelfi, Trustee


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 1996

                                          THE 1994 ALSONS TRUST, created
                                          February 9, 1994, general partner


                                          By: /s/ Janet M. Ghelfi
                                              ----------------------------------
                                                 Janet M. Ghelfi, Independent
                                                 Trustee


                                          By: /s/ Al R. Ghelfi
                                              ----------------------------------
                                                Al R. Ghelfi, Family Trustee